June 15, 2007

Mail Stop 3561

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel
Ms. Claire Erlanger

Re:	Noble International, Ltd.
Amendment No. 2 to Schedule 14A Proxy Statement
File No. 001-13581

Ladies and Gentlemen:

This letter is in response to your comment letter dated June 1, 2007 and relates to the EDGAR filing contemporaneously herewith of Noble International, Ltd.’s revised preliminary proxy statement. Your comments are reproduced below in bold italics, followed in each case by the response. For the convenience of the staff, we are sending Ms. Claire Erlander a paper copy of this letter along with a specifically blacklined printer’s proof of the revised proxy statement marked to show changes from the filing.

Please note that in each instance where your comment relates to TBA, our response relies solely on information provided to us by TBA and/or Arcelor S.A.

PROXY STATEMENT FILED BY NOBLE INTERNATIONAL ON MAY 23, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TBA, page 49

1.	We note from your response to our prior comment 4 that you have confirmed that the differences between IFRS as adopted by the EU and IFRS as published by the IASB have no impact on the TBA audited combined financial statements. Please revise MD&A to disclose that there are no differences between IFRS as adopted by the European Union and IFRS as published by the IASB that impacted your financial statements for the various periods presented. See SEC Release 33-8567.

Response: TBA has revised the MD&A on page 49 to disclose that there are no differences between IFRS as adopted by the European Union and IFRS as published by the IASB that impacted TBA’s financial statements for the various periods presented.

Securities and Exchange Commission

June 15, 2007

Pro Forma Unaudited Condensed Combined Financial Statements, page F-1

Note 4. Pro Forma Adjustments for Unaudited Pro Forma Combined Balance Sheet

Footnote (d)

2.	We note from your response to our prior comment 16 that you used fifteen years as a preliminary estimate for the amortizable life of customer contracts because the nature and term of the customer contracts acquired in the TBA transaction are similar to customer contracts acquired in the Pullman acquisition. Please tell us the current terms of the customer contracts acquired from both Pullman and TBA and explain the various factors that were considered in determining that a 15 year useful life is appropriate. Also, explain why you believe you will continue to derive benefits from these intangibles for a period of 15 years. We may have further comment upon review of your response.

Response: To value and estimate the useful life of the customer contracts / platforms acquired in the Pullman acquisition, we worked with Stout Risius Ross (“SRR”), a well-known valuation firm in the automotive industry. SRR analyzed Pullman’s projected revenue by platform in three stages:

(1)	Current Program Period

Revenues for the current program period were estimated using awarded purchase orders and volumes and remaining platform lives from an automotive industry forecasting firm. The GM truck series, the most significant current program contract (42% of 2007 revenue), has six years remaining. Other platforms have one to six years remaining.

(2)	First Renewal Period

For the first renewal period, an 80% probability was placed upon our being awarded a carryover platform based upon Noble and Pullman’s historical success rate. In the automotive industry, the incumbent supplier generally has a very high probability of being awarded a carryover platform due to tooling and other considerations. Each platform was estimated to have duration of six years—average for the automotive industry—including the GM truck series, the most significant contract.

(3)	Second Renewal Period

For the second renewal period, a 40% probability was placed upon our being awarded a carryover platform. Each platform was estimated to have duration of six years for the second renewal period—including the GM truck series, the most significant contract.

Securities and Exchange Commission

June 15, 2007

Based upon the aggregate lives of the current program period (one to six years), the first renewal period (six years), and the second renewal period (six years), a 15 year useful life was estimated for the customer contracts / platforms acquired in the Pullman acquisition. Given that our analysis indicated that we would receive benefits from these intangible assets over a 15 year period, we concluded that a 15 year life was appropriate. We believe the analysis provided by SRR, in conjunction with other factors such as Noble and Pullman’s historical success rates of being awarded carryover platform business, provided a reasonable basis for our estimates.

A detailed review and valuation of the customer contracts / platforms acquired in the TBA acquisition is not complete. Preliminarily, a fifteen year useful life was estimated for these contracts based upon the results of the Pullman analysis and TBA’s historical success rate. In general, automotive contracts and platform lives in Europe (TBA) are similar to automotive contracts and platform lives in North America (Pullman).

Footnote (i)

3.

We note from your response to our prior comment 18 that you revised footnote (i) to disclose that the current maturities of long-term debt are $21 million and the long-term portion of debt is $84 million. Please revise your disclosures to include the future maturities (by date) of the $84 million pro forma long term debt. See SEC Staff Speech by Leslie A. Overton at the 24th AICPA Conference in December 1996.

Response: We have revised our disclosures in footnote (i) on page F-12 to include the future maturities (by date) of the $84 million pro forma long-term debt.

Note 5. Pro Forma Adjustments for Unaudited Pro Forma Combined Statement of Income

Footnote (j)

4.	We note from your response to our prior comment 10 that you have included revenue and cost of sales amounts for the contract manufacturing agreement of the laser-welded blank and other production at two TBA facilities in Belgium and Germany. Please explain to us and in footnote (j) how the amounts reflected in pro forma adjustment (j) were estimated and include in your response why you believe the amounts are factually supportable. Similarly, explain how the adjustment amounts presented in footnote (d) on the interim pro forma statements for the three months ended December 31, 2006 were determined or calculated.

Response: We have revised footnote (j) on page F-13 for the year-ended December 31, 2006, and footnote (d) on page F-14 for the three months ended December 31, 2006, to explain how the amounts reflected in the pro forma adjustments

Securities and Exchange Commission

June 15, 2007

were estimated, and we included in our response why we believe the amounts are factually supportable. We have revised amounts included footnote (d) on page F-14 to include updated financial information for the fourth quarter 2006 received from the two entities subject to the contract manufacturing agreement.

Footnote (k)

5.	We note from the disclosure in footnote (k) that this adjustment includes a $2.0 million adjustment to eliminate a goodwill impairment charge recognized by TBA for the year ended December 31, 2006. Please explain why you believe this adjustment is directly attributable to the acquisition of TBA and should therefore be included as an adjustment in the pro forma statement of operations in accordance with Rule 11-02(b)(6) of Regulation S-X. Please note that pro forma adjustments should not be made to eliminate unusual or non-recurring charges included in the historical financial statements of the acquired entity. Please advise or revise as appropriate.

Response: The pro forma income statement for the year ended December 31, 2006 was prepared as if the Acquisition had occurred on January 1, 2006. Pursuant to paragraph 38 of Statement of Financial Accounting Standard No. 141, Business Combinations, an acquiring entity shall not recognize the goodwill previously recorded by an acquired entity. Therefore, the goodwill on TBA’s financial statements at January 1, 2006 would not have been recognized in purchase accounting in the opening balance sheet. Accordingly, the goodwill impairment charge recognized by TBA in 2006 would not have been recognized by Noble had the acquisition occurred on January 1, 2006.

6.	Please explain in footnote (k) the significant assumptions used to calculate the $3.9 million adjustment for transition services expected to be received by Noble from Arcelor. Footnote (e) to the pro forma statement of operations for the three months ended March 31, 2007 should be similarly revised.

Response: We have revised footnote (k) on page F-14 to explain the significant assumptions used to calculate the $3.9 million adjustment for transition services expected to be received by Noble from Arcelor. We have revised footnote (e) on page F-15 to explain the significant assumptions used to calculate the $1.0 million adjustment for transition services expected to be received by Noble from Arcelor.

Consents of Independent Registered Accounting Firms, page F-18 and F-19

7.	Please include currently dated consents of the independent registered accounting firms in the Definitive Proxy statement of Noble International Limited. Also, please ensure that the consents refer to the correct date of Proxy statement.

Securities and Exchange Commission

June 15, 2007

Response: We will update the Definitive Proxy statement to include currently dated consents of the independent registered accounting firms. In addition, we will verify that the revised consents refer to the correct date of the Definitive Proxy statement.

NOBLE INTERNATIONAL LTD. FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 36

8.	We note from your response to our prior comment 37 that both impairments relate to businesses which have been sold and were previously reported as discontinued operations. Please tell us why you believe that it was appropriate to record the impairment charge for the real estate and Logistics Note during 2005 rather than in the period the related business was sold or included in discontinued operations.

Response:

Impairment of Real Estate

The real estate to which the impairment charge relates is a property that was previously used in our Noble Metal Processing-Midwest division (“NMPM”). We sold NMPM to a third party in 2001 but retained ownership of this property. We made the decision to sell this property in 2003. Accordingly, we classified this real estate as an Asset Held for Sale in 2003. The value of the property was substantiated by real estate appraisals at the end of 2003 and 2004 and discussions with potential buyers of the property. During the third quarter of 2005, due to the deterioration of the market conditions in Indiana, and based upon current purchase offers, a $1.1 million impairment charge was recognized to reduce the carrying value of the property to its estimated fair value. We sold the property in December 2005 and recognized a gain of $0.1 million.

Impairment of the Logistics Notes

In 2003, we completed the sale of our Logistics Group for $11.1 million including cash of $2.0 million and notes receivable (“Logistics Notes”) of $9.1 million. As of December 31, 2004, we had received all scheduled amounts due under the terms of the Logistics Notes ($7.1 million in total) and expected to receive the remaining amounts in 2006. In the second quarter of 2005, we were informed by the obligors that they would have difficulty making contractual principal payments when due, as they were experiencing difficulties in their business.

In May 2005, we entered into an agreement with the obligors of the Logistics Notes whereby the obligors were granted an option to pay off the outstanding balance at a discounted amount provided the payment was made on or before August 10, 2005. The balance on the Logistics Notes was $2.1 million and the discounted pay off amount was $1.6 million, a discount of $0.5

Securities and Exchange Commission

June 15, 2007

million. From the date of the agreement through August 10, the obligors made interest-only payments. If the obligors did not opt to payoff the Logistics Notes at the discount, pursuant to the agreement, the obligors were required to make the regularly scheduled principal payments from May through July by August 15, 2005 and all original terms and conditions of the Logistics Notes would remain in effect. Because of the uncertainty as to whether the buyer would make the discounted payoff, no impairment charge was recorded in the second quarter of 2005. The obligors did not exercise the option to pay off the Logistics Notes at a discount and did not make the required principal payments by August 15, 2005.

The obligors indicated that they were seeking financing to repay the Logistics Notes and engaged third party advisors to assist in raising the financing necessary. The Company established a credit reserve and recognized an impairment charge of $1.0 million during the third quarter of 2005 based upon estimated proceeds realizable from the Logistics Notes upon completion by the obligors of its refinancing. The note holders did not pay the discounted amount which caused Noble to challenge the full collectability of the note. After discussion with note holders and other analysis a reserve was established due to the uncertainty of receiving full collection. The carrying value of the Logistics Notes, net of this $1.0 million reserve, was $1.1 million at December 31, 2005.

Notes to the Consolidated Financial Statements

Note C. Goodwill and Other Intangible Assets, page 49

9.	We note from your response to our prior comment 41 that an estimated useful life of 15 years for customer contracts was determined based on the average life of an automotive platform along with the estimated likelihood of renewal of existing platforms for the customer contracts. Please explain to us how the estimated likelihood of renewal of the contracts was determined. Include in your response the current contract period for the most significant contracts.

Response: To value and estimate the useful life of the customer contracts / platforms acquired in the Pullman acquisition, we worked with Stout Risius Ross (“SRR”), a well-known valuation firm in the automotive industry. SRR analyzed Pullman’s projected revenue by platform in three stages:

(1)	Current Program Period

Revenues for the current program period were estimated using awarded purchase orders and volumes and remaining platform lives from an automotive industry forecasting firm. The GM truck series, the most significant current program contract (42% of 2007 revenue), has six years remaining. Other platforms have one to six years remaining.

Securities and Exchange Commission

June 15, 2007

(2)	First Renewal Period

For the first renewal period, an 80% probability was placed upon our being awarded a carryover platform based upon Noble and Pullman’s historical success rate. In the automotive industry, the incumbent supplier generally has a very high probability of being awarded a carryover platform due to tooling and other considerations. Each platform was estimated to have duration of six years—average for the automotive industry—including the GM truck series, the most significant contract.

(3)	Second Renewal Period

For the second renewal period, a 40% probability was placed upon our being awarded a carryover platform. Each platform was estimated to have duration of six years for the second renewal period—including the GM truck series, the most significant contract.

Based upon the aggregate lives of the current program period (one to six years), the first renewal period (six years), and the second renewal period (six years), a 15 year useful life was estimated for the customer contracts / platforms acquired in the Pullman acquisition. Given that our analysis indicated that we would receive benefits from these intangible assets over a 15 year period, we concluded that a 15 year life was appropriate. We believe the analysis provided by SRR, in conjunction with other factors such as Noble and Pullman’s historical success rates of being awarded carryover platform business, provided a reasonable basis for our estimates.

A detailed review and valuation of the customer contracts / platforms acquired in the TBA acquisition is not complete. Preliminarily, a fifteen year useful life was estimated for these contracts based upon the results of the Pullman analysis and TBA’s historical success rate. In general, automotive contracts and platform lives in Europe (TBA) are similar to automotive contracts and platform lives in North America (Pullman).

Note F. Other Assets, page 50

10.	We note from your response to our prior comment 43 that due to your 33% representation on SET’S board of directors and our participation in the Services Agreement, you concluded that you exerted significant influence on the operating and financial policies of SET as of October 2006. Please tell us the nature of your representation on SET’S board of directors and participation in the Services Agreement prior to the restructuring in October 2006. If the board representation rights were not revised in connection with the October 2006 recapitalization, explain why you did not previously use the equity method of accounting for your investment.

Securities and Exchange Commission

June 15, 2007

Response: Prior to the SET restructuring in October 2006, we held one of seven positions on the SET Board of Directors. Prior to October 2006, Noble was not a party to a Services Agreement with SET. The only services provided by us to SET were IT services in exchange for approximately $20,000 per month. These services were cancellable by either SET or Noble at any time. Based upon our 14% representation on the SET Board of Directors and our 4% common stock ownership, we had concluded that we did not exert significant influence over SET’s operations. Accordingly, we accounted for our investments in SET using the cost method.

Note O. Share-Based Payments and Employee Benefit Plans, page 64

11.	We note from your response to our prior comment 48 that shares were granted to an employee that were subject to a two year trading restriction. In future filings, please disclose the nature of this trading restriction and the amount of shares issued that were restricted. Also, explain how this trading restriction was considered in determining the fair value of the shares subject to the trading restriction.

Response: In future filings, we will disclose the nature of any trading restrictions and the amount of shares issued that are restricted.

FORM 8-K DATED DECEMBER 22, 2006

12.	We note from your responses to our prior comments 50, 51, and 52 that you will file a Form 8-K amendment in response to our comments. Please file the Form 8-K amendment which includes audited financial statements for Pullman-Mexico and other information and disclosures requested in our prior comment numbers 50 and 52.

Response: We have spoken with Ms. Erlanger of the staff regarding our conversations with three different accounting firms, including two in Mexico, involved with the audit reports and audited financial statements that are the subject of comments 50, 51 and 52 of the staff’s comment letter dated May 3, 2007. We believe we are close to having a solution along the lines discussed with Ms. Erlanger and anticipate being in a position to file a Form 8-K/A under separate cover in the near future.

Securities and Exchange Commission

June 15, 2007

* * * * *

Please contact me at (586) 834-2030 if you have any questions concerning this response.

Sincerely,

NOBLE INTERNATIONAL, LTD.

		By:	/s/ David J. Fallon
		Name:	David J. Fallon
		Title:	Chief Financial Officer
cc:	Mr. Sander Van Dam
Guillaume Vercaemer, Esq.